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Estudiante en Instituto Tecnológico Autónomo de México

Mexico City, Mexico · Contact info

154 connections

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Bauns

Instituto Tecnológico Autónomo de México

About

Objetivo profesional: Desarrollarme en un ambiente profesional que represente nuevos retos, para poder poner en práctica los conocimientos adquiridos hasta el momento, además de obtener una buena formación y experiencia.

Activity

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Experience

Co-founder y Head of Human Resources
Bauns · Full-time
Oct 2020 - Present · 1 yr 10 mos
Ciudad de México, México

Chief Administrative Officer
DEQ
Jan 2017 - Present · 5 yrs 7 mos
México

Project Manager Trainee
Estratégica smarter marketing
Feb 2017 - Aug 2017 · 7 mos

Auxiliar de compras
SolexVintel S.A. de C.V
Apr 2015 - Jan 2016 · 10 mos

Cotización y proceso de compras
Organización y actualización de base de datos de proyectos y proveedores

Auxiliar de facturación
MVS Radio
Jan 2013 - Jul 2013 · 7 mos

Conciliación de las cuentas bancarias de la empresa
Organización y actualización de la base de datos de clientes y t ...see more

Education

Instituto Tecnológico Autónomo de México
Licenciatura en administración
2013 - 2018

Skills

Planificación estratégica

Aptitudes de organización

Coordinación de proyectos

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Languages

Español
Native or bilingual proficiency

Inglés
Professional working proficiency

Interests

Companies | Schools

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